2002 - 2


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.
                                      20549

                                   -----------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

       For the period commencing October 16, 2001 through February 7, 2002

                                   -----------



                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                          ----------------------------
                              (Name of registrant)


       Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands


                ------------------------------------------------
                    (Address of principal executive offices)

            Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:



                            Andrew D. Soussloff, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004

This report comprises a copy of the press release entitled "Report on the Performance of the Philips Group", dated February 7, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 7th day of February, 2002.




                      KONINKLIJKE PHILIPS ELECTRONICS N.V.


                              /s/ G.J. Kleisterlee

                                G.J. KLEISTERLEE
                                   (President,
                      Chairman of the Board of Management)




                               /s/ J.H.M. Hommen

                                  J.H.M. HOMMEN
                           (Executive Vice-President,
                        Member of the Board of Management
                          and Chief Financial Officer)

4TH QUARTERLY REPORT
FEBRUARY 7, 2002

REPORT ON THE PERFORMANCE OF THE PHILIPS GROUP

- all amounts in millions of euros unless otherwise stated
- the quarterly data included in this report are unaudited
- accounting principles applied are unchanged compared to the year 2000


PHILIPS REPORTS LOSS OF EUR 1,141 MILLION IN THE FOURTH QUARTER OF 2001, INCLUDING SPECIAL ITEMS OF NEGATIVE EUR 959 MILLION - FULL YEAR LOSS EUR 2,604 MILLION, INCLUDING SPECIAL ITEMS OF NEGATIVE EUR 1,696 MILLION.

POSITIVE FOURTH QUARTER INCOME FROM OPERATIONS BEFORE SPECIAL ITEMS AND STRONG CASH FLOW - INCOME INCLUDED IMPAIRMENT LOSS OF EUR 526 MILLION ON SECURITY INVESTMENTS

NET INCOME OF ROYAL PHILIPS ELECTRONICS IN THE FOURTH QUARTER AMOUNTED TO A LOSS OF EUR 1,141 MILLION (A LOSS OF EUR 0.90 PER SHARE) COMPARED TO A PROFIT OF EUR 2,792 MILLION (EUR 2.16 PER SHARE) IN THE CORRESPONDING PERIOD OF 2000. INCOME WAS NEGATIVELY IMPACTED BY AFTER-TAX SPECIAL ITEMS OF EUR 959 MILLION, WHICH INCLUDED A NON-CASH IMPAIRMENT CHARGE OF EUR 526 MILLION RELATED TO VIVENDI UNIVERSAL AND GREAT NORDIC SHARES.

EXCLUDING SPECIAL ITEMS, NET INCOME IN THE FOURTH QUARTER OF 2001 CAME TO A LOSS OF EUR 182 MILLION (A LOSS OF EUR 0.14 PER SHARE) COMPARED TO A PROFIT OF EUR 664 MILLION (EUR 0.51 PER SHARE) IN THE CORRESPONDING QUARTER OF LAST YEAR.

THE FOURTH QUARTER OF 2000 INCLUDED SPECIAL ITEMS RESULTING IN A GAIN OF EUR 2,128 MILLION, EUR 1,115 MILLION OF WHICH MAINLY CAME FROM THE EXCHANGE OF SEAGRAM SHARES INTO VIVENDI UNIVERSAL SHARES, AND A ONE-TIME GAIN OF EUR 1,072 MILLION RESULTING FROM THE MERGER OF ORIGIN WITH ATOS.

INCOME FROM OPERATIONS, EXCLUDING SPECIAL ITEMS, WAS A POSITIVE AMOUNT OF EUR 55 MILLION. PHILIPS ACHIEVED A STRONG POSITIVE OPERATING CASH FLOW OF EUR 1,687 MILLION.

AFTER THE RECORD YEAR 2000, THE COMPANY'S PERFORMANCE FOR THE FULL YEAR 2001 WAS STRONGLY IMPACTED BY THE WORLDWIDE ECONOMIC DOWNTURN IN THE IT AND TELECOMMUNICATIONS MARKETS, RESULTING IN A NEGATIVE NET INCOME OF 2,604 MILLION (A LOSS OF EUR 2.04 PER SHARE), COMPARED TO A PROFIT OF EUR 9,602 MILLION (EUR
7.31 PER SHARE) IN 2000. EXCLUDING SPECIAL ITEMS, NET INCOME FOR 2001 WAS A LOSS OF EUR 908 MILLION, VERSUS A PROFIT OF EUR 2,831 MILLION IN 2000.

"Given the economic downturn, especially in the ICT industries, 2001 was a tough year for Philips," said Gerard Kleisterlee, Philips' President and CEO. "At the same time this has helped to create the momentum for far reaching change and decisive action. PCC was solved, CE in the U.S. has been put on the right track and Digital Networks has been focused. Capacity in Components and Semiconductors has been right-sized, as has the company generally, and whilst this has meant many tough decisions, I am encouraged to see that the results of our cost reduction efforts and restructuring programs started to bear fruit in the fourth quarter with the positive IFO, excluding special items, and strong cash performance. Throughout 2001 we demonstrated good management of working capital, and have therefore maintained a strong balance sheet. As such, we have laid the foundation and created the building blocks to refuel growth by focusing Philips' resources on innovation for the digital connected world."

COMPARISON OUTLOOK AS ANNOUNCED VERSUS ACTUALS
--------------------------------------------------------------------------------
AMOUNTS IN MILLIONS OF EUROS                         ANNOUNCED          ACTUAL

Q4           Net income                                                 (1,141)
Q4           Net income excl. special items         (200)-(250)           (182)
Q4           IFO excluding special items            break-even              55
Q4           Special charges Marconi/Agilent              (350)           (292)
Q4           Charges for restructurings and
             cost reductions                        (200)-(250)           (278)
Q4           Impairment charge securities             possible            (526)
Q4           Cash flow from operations                positive           1,687
Full Year    Net income                                                 (2,604)
Full Year    Net income excl. special items                               (908)
Full Year    Net income before special charges      (600)-(650)           (597)
Full Year    Net capital expenditures                   (2,100)         (2,156)


THE FOURTH QUARTER

SPECIAL ITEMS IN THE QUARTER IMPACTED NET INCOME NEGATIVELY TO AN AMOUNT OF EUR 959 MILLION

In the fourth quarter, income from operations (negative EUR 442 million) included special items amounting to a negative EUR 497 million, related to restructuring and impairment charges, and in-process R&D write-offs and acquisition related costs at Medical Systems.

The special items are summarized in the table below:

IN MILLIONS OF EUROS                                          SPECIAL ITEMS

Lighting                                                                 1
Mainstream CE                                                           (7)
Digital Networks                                                       (28)
Consumer Communications                                                 (4)
DAP                                                                     (2)
Components                                                               5
Semiconductors                                                         (65)
Medical Systems                                                       (292)
Miscellaneous                                                          (74)
Unallocated                                                            (31)
                                                                     ------
Total special items included in income from operations                (497)

The positive impact on income tax of the above mentioned charges amounted to EUR 109 million, whilst financial income and expenses were negatively affected by a non-cash impairment charge of EUR 526 million related to Vivendi Universal and Great Nordic shares. Additionally, special after-tax charges of EUR 45 million were included in the results of Unconsolidated companies. As a result, the after-tax negative impact of these special items in net income amounted to EUR 959 million.

SALES in the fourth quarter came to EUR 9,262 million, a 16% decrease on the year before. Changes arising from (de)consolidations had a positive effect of 2%, driven by the new consolidations in Medical Systems. Weaker currencies, particularly in Asia Pacific, had a negative effect of 2%. Price erosion in the fourth quarter was 8%, compared with 5% in the corresponding quarter of last year, and 9% in the third quarter of this year. Sales volume declined by 8%. Sales in Semiconductors, Components and Mainstream Consumer Electronics suffered from the downturn in their markets. Sales of Lighting and DAP remained virtually flat, while sales at Medical Systems increased strongly both organically and as a result of acquisitions.

INCOME FROM OPERATIONS in the fourth quarter was a loss of EUR 442 million (4.8% of sales) compared with a profit of EUR 1,949 million (17.7% of sales) last year.

                                                                   4th quarter
                                                  ----------------------------
                                                     2001                 2000

Income from operations excluding special items         55                  947

Special (charges)/gains in income from
operations                                           (497)               1,002
                                                  -------              -------
Income from operations                               (442)               1,949

Excluding special items, income from operations was positive, mainly driven by solid performance at DAP, Medical Systems and Lighting, offset by losses at Components, Semiconductors, Mainstream Consumer Electronics and Miscellaneous. Last year's fourth quarter included a EUR 1,072 million special gain related to the merger of Atos Origin, various restructuring charges amounting to EUR 26 million, and a special charge of EUR 44 million for in-process R&D write-off, resulting from the acquisition of ADAC Laboratories. Special charges in the fourth quarter 2001 included EUR 55 million for write-off of in-process R&D related to the acquisition of Marconi's medical business. During the fourth quarter, a provision of EUR 35 million was made for risk exposure related to Argentina, spread over a number of divisions.

FINANCIAL INCOME AND EXPENSES in the fourth quarter amounted to a net expense of EUR 667 million, compared to financial income EUR 902 million last year. The fourth quarter included the fore mentioned impairment charge of EUR 526 million.

Last year, a special gain of EUR 966 million was included related to the exchange of Seagram shares into Vivendi Universal. Excluding these special items, the unfavorable variance is mainly due to higher interest expenses as a result of higher debt.

Philips' RESULTS RELATING TO UNCONSOLIDATED COMPANIES amounted to a loss of EUR 176 million in the fourth quarter, versus a profit of EUR 94 million last year.

                                                                    4th quarter
                                                       ------------------------
                                                           2001            2000

Results relating to unconsolidated companies:
o income excluding amortization of goodwill and
  other intangibles, and special items                      (6)             133
o special items                                            (45)               1
o amortization goodwill and other intangibles             (125)             (40)
                                                       -------          -------
Total                                                     (176)              94

Results relating to unconsolidated companies, excluding amortization and special items, was a negative EUR 6 million. Operational profits at TSMC and Atos Origin were offset by losses at LG.Philips LCD Co. and LG.Philips Displays. LG.Philips Displays had a negative impact of EUR 48 million, largely due to price pressure, restructuring charges and to a lesser extent by lower volumes. TSMC, and LG.Philips LCD Co. suffered from the severely depressed IT and telecommunications markets.

AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES amounted to EUR 125 million compared to EUR 40 million in the fourth quarter of 2000. The increase related to Philips' shareholdings in LG.Philips Displays and Atos Origin.

NET INCOME for the fourth quarter amounted to a loss of EUR 1,141 million (a loss of EUR 0.90 per share) versus a profit of EUR 2,792 million (EUR 2.16 per share) in 2000.

SALES AND INCOME FROM OPERATIONS PER SECTOR

Sales in the LIGHTING sector totaled EUR 1,350 million, 4% down on last year. The decline is mainly caused by the transfer of Batteries to Consumer Electronics, which had a negative effect of 4%, partly offset by a positive effect of 2% resulting from consolidation changes. Additionally, weaker currencies had a negative effect of 2%. Prices declined 3% on average, while volumes increased by 3%. Sales in Lamps in North and Latin America continued to suffer from weaker economies in these regions, while sales in Asia Pacific were strong. Sales in Automotive & Special Lighting continued to perform well.

Income from operations came to EUR 183 million, compared to EUR 176 million last year. Income in the fourth quarter included a gain of EUR 44 million on the sale and lease back of properties in the U.S. and the Netherlands. Slower growth in high-end products, and a stronger Polish currency, has put pressure on margins.

Sales in CONSUMER ELECTRONICS totaled EUR 3,248 million, a decrease of 19% over the same quarter in the previous year. Currency movements had a negative effect of 2% on nominal sales. Average prices decreased 12%, while sales volume was 5% lower. Income from operations totaled a loss of EUR 7 million (a profit of EUR 32 million excluding special items) compared to a profit of EUR 103 million last year.

Sales at MAINSTREAM CE were 6% lower than in the same quarter of the year before, predominantly impacted by declines in Latin America (16%), Asia Pacific (6%) and North America (5%). On the positive side, sales in Europe ended 2% higher while monitor sales to OEM customers increased by 16%. Price erosion in Q4 was 10%, down from 12% in the third quarter.

Income from operations of Mainstream CE amounted to a loss of EUR 37 million, reflecting the economic slowdown, particularly North America, and the affects of the economic instability in Argentina.

Sales in CONSUMER COMMUNICATIONS ended 58% lower than in the fourth quarter of 2000, as a result of our changed strategy for mobile phones.

Income at CONSUMER COMMUNICATIONS turned from a loss of EUR 33 million in 2000 into a profit of EUR 10 million. Primarily due to the downsizing of the GSM operations, operational losses were reduced, and were more than offset by an insurance benefit. Sales of DIGITAL NETWORKS decreased 49%, due to a lower activity level of set-top boxes as part of the refocus strategy.

Income from operations at Digital Networks ended the quarter at a loss of EUR 46 million, compared to a loss of EUR 31 million last year. Income in 2001 included special charges of EUR 28 million for restructuring and related inventory write-downs.

LICENSE income in the fourth quarter amounted to EUR 66 million, EUR 18 million higher than last year.

Sales in the DAP sector totaled EUR 775 million, virtually unchanged from the year before. Sales volume increased by 2%, partly offset by 1% price erosion. Sales in Oral Care increased strongly, while sales in Home Environment Care were affected by weak demand in Asia and Latin America.

Income from operations increased from EUR 125 million in 2000 to EUR 143 million this year. The strong performance came from the positive contribution of Oral Care, ongoing product rationalizations and strict cost control. The successful integration of Optiva into the Oral Healthcare business has already resulted in a profitable contribution, even after the deduction of goodwill amortization charges, and the Sonicare toothbrush is now established as the U.S. market leader for premium power toothbrushes.

Sales in the COMPONENTS sector totaled EUR 575 million, a decrease of 54% over the last quarter of 2000. Half of the decrease is attributable to the deconsolidation of Display Components. In addition, weaker currencies had a downward effect of 3%. Price erosion (10%) was down from 13% in the third quarter. Sales volume in the quarter fell 14%. Although Mobile Display Systems and Optical Storage showed lower sales compared with last year, they both showed sequential growth, despite the continued difficult IT and telecommunications markets.

Income from operations came to a loss of EUR 139 million compared to a profit of EUR 75 million last year. The fourth quarter included restructuring charges of EUR 22 million, EUR 14 million for charges related to the disentanglement costs of Display Components and a gain of EUR 41 million for the release of a provision related to a previous divestment.

Income from operations, excluding special items, amounted to a loss of EUR 144 million, mainly due to the decline in sales, as a result of the market conditions impacting Optical Storage and Mobile Display Systems.

Sales in the SEMICONDUCTORS sector came to EUR 940 million, a decrease of 44% over the same period a year earlier, whilst sales grew 5% sequentially, with improvement particularly in consumer systems and mobile communications. Price erosion of 12% was down from 14% in the third quarter. Sales volume decreased 32% over the same quarter last year. The sales downturn was in line with the worldwide fall in semiconductor markets.

Income from operations amounted to a loss of EUR 292 million, compared to a profit of EUR 408 million last year. Restructuring and related charges for the intended closure of a fab in France, amounted to EUR 65 million. Income was strongly influenced by price erosion, and factory utilization considerably below break-even level.

Sales in the MEDICAL SYSTEMS sector totaled EUR 1,916 million, 86% up from the year earlier. The main part of the increase (75%) is attributable to the new acquisitions ADAC, Agilent's Healthcare Solutions Group (HSG) and Marconi's medical business. Weaker currencies had a negative effect of 2%. Volume growth was 17%, while prices decreased 4% on average. The increase in sales was particularly strong in Magnetic Resonance, reflecting the success of a new product range in a well developing market, and in Customer Support. Order intake in the fourth quarter was 27% ahead of the year earlier. North America and Asia Pacific attributed predominantly to the sector's growth.

Income from operations came to a loss of EUR 154 million. Income included special charges of EUR 292 million, mostly for acquisition-related charges of Agilent HSG and Marconi's medical business. The special charges related to the latter included EUR 55 million for the write-off of in-process R&D. Last year's income included a write-off for in-process R&D of EUR 44 million, resulting from the acquisition of ADAC Laboratories.

After recent acquisitions, amortization of goodwill and other intangibles increased to EUR 135 million, compared to EUR 89 million last year. Income from operations, excluding special charges and amortization of goodwill and other intangibles, improved with EUR 59 million to EUR 218 million, mainly driven by the strong performance in Magnetic Resonance and the contribution of the new acquisitions.

Sales in the MISCELLANEOUS sector totaled EUR 458 million, a decrease of 47% over the year before, including the significant negative effect of various deconsolidations (18%). Income came to a loss of EUR 138 million and included EUR 74 million for special items, mainly related to restructuring at ETG, Assembleon and Research. Income of last year amounted to a loss of EUR 70 million, including special charges of EUR 23 million.

Income from operations excluding special items was a loss of EUR 64 million, mainly due to losses at Philips Enabling Technologies Group (ETG) and Assembleon, as a result of the poor semiconductors equipment market.

Income from operations in UNALLOCATED was a loss of EUR 38 million, compared to a loss of EUR 10 million last year. Special charges of EUR 31 million for restructuring and discontinuation of projects caused the variance.

CASH FLOWS AND FINANCING

Philips achieved a strong positive operating cash flow of EUR 1,687 million. Our cash conversion cycle program, and improved supply chain management led to significant reductions of inventories. Inventories at the end of 2001 amounted to 13.3% of sales (12.5% adjusted for new (de)consolidations), compared to 13.9% a year earlier.

CASH USED FOR INVESTING ACTIVITIES in this quarter was EUR 1,582 million, compared to EUR 3,281 million last year. The positive deviation was partly due to lower capital expenditure. Net capital expenditures amounted to EUR 294 million compared with EUR 1,248 million last year. The cash outflow, related to the acquisition of Marconi's medical business and the final installment for Agilent's HSG, amounted to EUR 1,319 million. Last year's cash outflow of EUR
1.8 billion included the expenditures for the acquisitions of ADAC, TSMC preferred shares, LG.Philips LCD preferred shares, and the settlement of hedging cost related to Seagram.

CASH FLOW FROM FINANCING ACTIVITIES was a positive EUR 83 million in the fourth quarter, compared with EUR 650 million cash inflow last year. The deviation was due to the better cash flow before financing, eliminating the need for additional borrowing.

The NET DEBT TO GROUP EQUITY ratio stood at 27:73 at the end of December, compared with 26:74 at the end of September.

At the end of December, the NUMBER OF EMPLOYEES was 188,643, a decrease of 2,902 over the position as per the end of September 2001. Changes in consolidations had an upward effect of 5,557 on balance, and were mainly related to the acquisition of Marconi's medical business. On a comparable basis headcount was reduced by 8,459 persons. The reduction was broadly implemented across all sectors and all regions.

THE FULL YEAR 2001

o Sales in 2001 decreased by 15% to EUR 32,339 million, in line with slowdown of world economies and downturn in mobile phones and IT related industries.

o Net income was a loss of EUR 2,604 million; excluding special items a loss of EUR 908 million

o Positive cash flow from operating activities: EUR 1,248 million and a debt/equity ratio 27:73

o Unconsolidated companies: loss of EUR 754 million, mainly caused by losses in the LG.Philips LCD and LG.Philips Displays joint ventures and lower income at TSMC

o Changes in business portfolio: reduced capital exposure to mobile phone, VCR and display components markets and increased presence in medical systems market

o  Further rationalization of manufacturing and cost base

After the record year 2000, the Company's performance for the full year 2001 was strongly impacted by the worldwide economic downturn in the IT and telecommunications markets, resulting in a negative net income of 2,604 million (a loss of EUR 2.04 per share, compared to a profit of EUR 9,602 million (EUR
7.31 per share) in 2000. Excluding special items, net income for 2001 was a loss of EUR 908 million, versus a profit of EUR 2,831 million in 2000.

Semiconductors, Consumer Electronics and Components as well as some of our major unconsolidated companies, including Taiwan Semiconductor Manufacturing Company
(TSMC), LG.Philips LCD and LG.Philips Displays, were severely impacted by the decline. This had led Philips and LG Electronics to decide in principle to increase the share capital of LG.Philips Displays by USD 250 million. This is expected to take place in the first quarter of 2002.

Domestic Appliances and Personal Care (DAP), Lighting, and Medical Systems, operating in less cyclical markets, continued their solid performances. DAP, and Medical Systems (before acquisition-related charges), recorded their best ever year.

Philips managed the downturn by further lowering its cost base and reducing capacity, and by outsourcing or shifting production to partners. Several uneconomical semiconductor and component facilities were closed, or are in the process of being closed, a joint venture was entered into with LG Electronics in the field of Cathode Ray Tubes (CRTs), and the decision was taken to outsource the manufacturing and certain development activities of mobile telephones and video recorders. Digital Networks refocused its strategy and limited its platform diversity.

Income included special items mainly related to:

o restructuring and asset impairment (EUR 1,093 million)

o acquisition related charges (EUR 437 million)

o gains on sales of participations (EUR 295 million)

o impairment of security investments (EUR 526 million)

Reduction of the Company's overcapacity was the main reason for the restructuring, while recent acquisitions caused in-process R&D write-offs and integration costs at Medical Systems.

Staffing levels were reduced by 18,600 in 2001, excluding portfolio changes. This was mostly related to announced reductions at Components, Semiconductors and Consumer Electronics, including Consumer Communications, as well as general costs reduction initiatives across the company.

The market value of our investments in publicly quoted companies exceeded book value by EUR 8,838 million, as of December 31, 2001.

Despite the losses, Philips was able to generate positive cash flow from operating activities of EUR 1,248 billion. Net capital expenditures were scaled back by one third to EUR 2,156 million. The increase in the debt position was the result of acquisitions by Philips Medical Systems. These acquisitions will provide Philips with the number 2 position in medical equipment supply, and are expected to generate significant income and cash flow.

DISTRIBUTION TO SHAREHOLDERS

A proposal will be made to the General Meeting of Shareholders to make a distribution to shareholders of EUR 0.36 per common share to be charged to the other reserves (compared with a EUR 0.36 dividend per common share paid in 2001, reflecting the 2000 profit distribution).

ANNUAL REPORT 2001

More details on the performance of the Philips Group on the year 2001 can be found in the Annual Report 2001 of Royal Philips Electronics, and at www.philips.com

OUTLOOK

Economic conditions around the world continue to point to a limited growth environment. Improvement in results in 2002 will come mainly from cost reductions, efficiency improvements and restructuring programs, many of which were already initiated in 2001, as well as ongoing portfolio management.

As a consequence of weakness in the stock markets, we anticipate a significant reduction of pension credits in our results throughout 2002.

The severe declines of the IT and telecommunication markets, which were so damaging in 2001, have now stopped, and excess inventories, both at customers and in the industry, have mostly disappeared. In general, we do not see markets strengthening, therefore we maintain a cautious stand on costs, capital spending, working capital and employment in 2002.

The Company has been streamlined and focused during the downturn and is in a good position to be an early beneficiary of any upturn in its markets.

Amsterdam, February 7, 2002

BOARD OF MANAGEMENT

For further information, please contact:

Ben Geerts, Philips Corporate Communications, tel: +31 20 5977215

Jeremy Cohen, Philips Corporate Communications, tel: +31 20 5977213


Related photos for the media: www.presslink.nl/philips


ROYAL PHILIPS ELECTRONICS OF THE NETHERLANDS IS ONE OF THE WORLD'S BIGGEST ELECTRONICS COMPANIES AND EUROPE'S LARGEST, WITH SALES OF EUR 32.3 BILLION IN 2001. IT IS A GLOBAL LEADER IN COLOR TELEVISION SETS, LIGHTING, ELECTRIC SHAVERS, MEDICAL DIAGNOSTIC IMAGING AND PATIENT MONITORING, AND ONE-CHIP TV PRODUCTS. ITS 189,000 EMPLOYEES IN MORE THAN 60 COUNTRIES ARE ACTIVE IN THE AREAS OF LIGHTING, CONSUMER ELECTRONICS, DOMESTIC APPLIANCES, COMPONENTS, SEMICONDUCTORS, AND MEDICAL SYSTEMS. PHILIPS IS QUOTED ON THE NYSE (SYMBOL:
PHG), LONDON, FRANKFURT, AMSTERDAM AND OTHER STOCK EXCHANGES. NEWS FROM PHILIPS IS LOCATED AT WWW.NEWS.PHILIPS.COM

'SAFE HARBOR' STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 THIS DOCUMENT CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF PHILIPS AND CERTAIN OF THE PLANS AND OBJECTIVES OF PHILIPS WITH RESPECT TO THESE ITEMS.

BY THEIR NATURE, FORWARD-LOOKING STATEMENTS INVOLVE RISK AND UNCERTAINTY BECAUSE THEY RELATE TO EVENTS AND DEPEND ON CIRCUMSTANCES THAT WILL OCCUR IN THE FUTURE. THERE ARE A NUMBER OF FACTORS THAT COULD CAUSE ACTUAL RESULTS AND DEVELOPMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, LEVELS OF CONSUMER AND BUSINESS SPENDING IN MAJOR ECONOMIES, CHANGES IN CONSUMER TASTES AND PREFERENCES, THE LEVELS OF MARKETING AND PROMOTIONAL EXPENDITURES BY PHILIPS AND ITS COMPETITORS, RAW MATERIALS AND EMPLOYEE COSTS, CHANGES IN FUTURE EXCHANGE AND INTEREST RATES (IN PARTICULAR, CHANGES IN THE EURO AND THE US DOLLAR CAN MATERIALLY AFFECT RESULTS), CHANGES IN TAX RATES AND FUTURE BUSINESS COMBINATIONS, ACQUISITIONS OR DISPOSITIONS AND THE RATE OF TECHNICAL CHANGES. MARKET SHARE ESTIMATES CONTAINED IN THIS REPORT ARE BASED ON OUTSIDE SOURCES SUCH AS SPECIALIZED RESEARCH INSTITUTES, INDUSTRY AND DEALER PANELS, ETC. IN COMBINATION WITH MANAGEMENT ESTIMATES.

STATEMENTS OF INCOME

all amounts in millions of euros unless otherwise stated
------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME

                                                 -----------------------------------------------------
                                                          4th quarter              January to December
                                                  -------------------       --------------------------
                                                    2001         2000            2001             2000
                                                  ------       ------       ---------        ---------

Sales                                              9,262       11,007          32,339           37,862

Income (loss) from operations, before
amortization goodwill and other intangibles
arising from acquisitions                           (274)       2,112            (894)           4,623

Amortization goodwill and other intangibles         (168)        (163)           (477)            (342)
                                                  ------       ------       ---------        ---------
Income (loss) from operations                       (442)       1,949          (1,371)           4,281

Financial income and expenses:
-interest                                           (135)         (48)           (391)            (167)
-other                                              (532)         950            (524)           2,155
                                                  ------       ------       ---------        ---------
Income (loss) before taxes                        (1,109)       2,851          (2,286)           6,269

Income taxes                                         126         (130)            421             (570)
                                                  ------       ------       ---------        ---------
Income (loss) after taxes                           (983)       2,721          (1,865)           5,699

Results relating to unconsolidated companies:
-income before amortization goodwill and
 other intangibles                                   (51)         134            (387)           4,094
-amortization goodwill and other intangibles        (125)         (40)           (367)            (124)
                                                  ------       ------       ---------        ---------
                                                    (176)          94            (754)           3,970
Minority interests                                    18          (23)             15              (67)
-----------------------------------------------   ------       ------       ---------        ---------
NET INCOME (LOSS)                                 (1,141)       2,792          (2,604)           9,602

INCOME (LOSS) FROM OPERATIONS
  as a % of sales                                   (4.8)        17.7            (4.2)            11.3
  as a % of net operating capital (RONA)                                         (9.1)            35.7

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING (IN THOUSANDS):
(after deduction of treasury stock)

o basic                                                                     1,278,077        1,312,859
o diluted                                                                   1,286,544        1,326,538

NET EARNINGS PER COMMON SHARE IN EUROS:

o basic                                            (0.90)        2.16           (2.04)            7.31
o diluted                                          (0.90)        2.15           (2.04)            7.24

BALANCE SHEETS AND ADDITIONAL RATIOS

all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS

                                                         2001               2000
                                                     Dec. 31,           Dec. 31,
                                                     --------           --------
Cash and cash equivalents                                 890              1,089
Securities                                                130                111
Receivables                                             6,154              6,806
Inventories                                             4,290              5,279
Unconsolidated companies                                5,632              5,328
Other non-current financial assets                      2,789              3,747
Non-current receivables                                 3,582              2,713
Property, plant and equipment                           7,718              9,041
Intangible assets - net                                 7,269              4,427
--------------------------------------------         --------           --------
TOTAL ASSETS                                           38,454             38,541

Accounts payable and other liabilities                  8,193              8,818
Debt                                                    7,866              4,027
Provisions                                              3,740              3,491
Minority interests                                        202                469
Stockholders' equity                                   18,453             21,736
--------------------------------------------         --------           --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             38,454             38,541

RATIOS

Stockholders' equity,
per common share in euros                               14.48              16.93

Inventories as a % of sales                              13.3               13.9
Outstanding trade receivables, in months' sales           1.5                1.5
Net debt : group equity ratio                           27:73              12:88

NUMBER OF COMMON SHARES
 OUTSTANDING AT THE END OF PERIOD

o shares in thousands                               1,274,172          1,283,895

STATEMENTS OF CASH FLOWS

all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS *

                                           -------------------     -------------------
                                                   4th quarter     January to December
                                             2001         2000       2001         2000
                                           ------       ------     ------       ------
CASH FLOWS FROM OPERATING
ACTIVITIES:
Net income (loss)                          (1,141)       2,792     (2,604)       9,602
Adjustments to reconcile net
 income to net cash provided by
 operating activities:
Depreciation and amortization                 791          697      2,797        2,320
Net gain on sale of investments               (97)      (2,095)      (378)      (6,384)
(Income) loss from unconsolidated
 companies (net of dividends
 received                                     100          (16)       676       (1,187)
Minority interests (net of dividends
 paid)                                          2           23        (21)          56
Decrease (increase) in working
 capital                                    1,905          586      1,080       (1,069)
Increase in non-current
 receivables                                 (536)        (392)      (874)        (510)
Increase in provisions                        327          222        287          386
Other items                                   336          161        285         (218)
---------------------------------------    ------       ------     ------       ------
Net cash provided by operating
 activities                                 1,687        1,978      1,248        2,996

CASH FLOWS FROM INVESTING
 ACTIVITIES:
Net capital expenditures                     (294)      (1,248)    (2,156)      (3,132)
Proceeds (purchase) from the sale
 of securities                                  1         (424)        (1)         848
Proceeds (purchase) other
 non-current financial assets                   5         (463)       474         (497)
(Purchase of business) proceeds
 from sale of business                     (1,294)      (1,146)    (2,881)         377
---------------------------------------    ------       ------     ------       ------
Net cash used for investing
 activities                                (1,582)      (3,281)    (4,564)      (2,404)

CASH FLOWS BEFORE FINANCING
 ACTIVITIES                                   105       (1,303)    (3,316)         592

* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)*

                                           ---------------  -------------------
                                               4th quarter  January to December
                                             2001     2000       2001      2000
                                           ------   ------   --------    ------
CASH FLOWS BEFORE FINANCING
ACTIVITIES                                    105   (1,303)    (3,316)      592

CASH FLOWS FROM FINANCING ACTIVITIES:

Increase in debt                               79      689      3,953       612

Treasury stock transactions                     4      (39)      (336)     (578)

Capital repayment to shareholders              --       --         --    (1,673)

Dividends paid                                 --       --       (458)     (399)
--------------------------------------     ------   ------   --------    ------
Net cash provided by (used for)
  financing activities                         83      650      3,159    (2,038)


DECREASE IN CASH AND CASH
  EQUIVALENTS

Effect of changes in exchange rates
  and consolidations on cash positions          4      (53)       (42)      204

Cash and cash equivalents at
  beginning of the period                     698    1,795      1,089     2,331
--------------------------------------     ------   ------   --------    ------
CASH AND CASH EQUIVALENTS AT END
  OF PERIOD                                   890    1,089        890     1,089


* For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

all amounts in millions of euros unless otherwise stated

--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                       ------------------------
                                                            January to December
                                                            2001           2000
                                                       ---------      ---------
Balance as of beginning of period                         21,736         14,757

Change in accounting policy:

o product/process development costs inventories               --           (241)

o derivatives                                                 --             58

Exercise of convertible debentures                            --             13

Net income (loss) for the year                            (2,604)         9,602

Dividend paid                                               (458)          (399)

Additional paid-in capital stock options                       6             --

Treasury stock transactions                                 (333)          (578)

3 % Share reduction                                           --         (1,673)

Translation differences and other changes                    106            197
-------------------------------------------------      ---------      ---------
Balance as of end of period                               18,453         21,736

PRODUCT SECTORS

all amounts in millions of euros unless otherwise stated

---------------------------------------------------------------------------------------------------------------------------------
SEGMENT REVENUES AND INCOME FROM OPERATIONS

                           ------------------------------------------------------------------------------------------------------
                                                                          4th quarter
                           ------------------------------------------------------------------------------------------------------
                                                                       2001                                                  2000
                           ------------------------------------------------        ----------------------------------------------
                                segment       income (loss) from operations           segment       income (loss) from operations
                                         ----------------------------------                    ----------------------------------
                               revenues     before amort.      after amort.          revenues     before amort.      after amort.
                                         goodwill/intang.  goodwill/intang.                    goodwill/intang.  goodwill/intang.

Lighting                          1,358               185               183             1,413               178               176
Consumer Electronics*             3,268                (6)               (7)            4,060               103               103
DAP                                 782               148               143               784               130               125
Components                          650              (139)             (139)            1,738                75                75
Semiconductors                    1,073              (265)             (292)            1,933               436               408
Medical Systems                   1,916               (19)             (154)            1,045               159                70
Origin                               --                --                --                --             1,073             1,072
Miscellaneous                       487              (141)             (138)              952               (32)              (70)
Unallocated                                           (37)              (38)                                (10)              (10)
                            -----------       -----------       -----------       -----------        ----------        ----------
Total                             9,534              (274)             (442)           11,925             2,112             1,949

Intersegment revenues              (272)                                                 (918)
                            -----------                                           -----------
SALES                             9,262                                                11,007

INCOME FROM OPERATIONS
  AS A % OF SALES                                                      (4.8)                                                 17.7

*of which:

Mainstream CE                     2,703               (37)              (37)            2,897               119               119
Consumer
  Communications                    283                10                10               674               (33)              (33)
Digital Networks                    204               (45)              (46)              388               (31)              (31)
Licenses                             78                66                66               101                48                48
                            -----------       -----------       -----------       -----------        ----------        ----------
Consumer Electronics              3,268                (6)               (7)            4,060               103               103

PRODUCT SECTORS

all amounts in millions of euros unless otherwise stated

---------------------------------------------------------------------------------------------------------------------------------
SEGMENT REVENUES AND INCOME FROM OPERATIONS

                           ------------------------------------------------------------------------------------------------------
                                                                       January to December
                           ------------------------------------------------------------------------------------------------------
                                                                       2001                                                  2000
                           ------------------------------------------------        ----------------------------------------------
                                segment       income (loss) from operations           segment       income (loss) from operations
                                         ----------------------------------                    ----------------------------------
                               revenues     before amort.      after amort.          revenues     before amort.      after amort.
                                         goodwill/intang.  goodwill/intang.                    goodwill/intang.  goodwill/intang.

Lighting                          5,122               631               623             5,097               677               668
Consumer Electronics*            11,233              (648)             (649)           13,277               411               410
DAP                               2,246               354               334             2,130               292               287
Components                        3,705              (666)             (667)            6,920               609               608
Semiconductors                    4,940              (503)             (607)            6,812             1,451             1,346
Medical Systems                   4,836               138              (199)            3,047               308               169
Origin                               --                --                --             1,164             1,089             1,063
Miscellaneous                     2,154              (100)             (104)            3,378              (138)             (191)
Unallocated                                          (100)             (102)                                (76)              (79)
                            -----------       -----------       -----------       -----------        ----------        ----------
Total                            34,236              (894)           (1,371)           41,825             4,623             4,281

Intersegment revenues            (1,897)                                               (3,963)
                            -----------                                           -----------
SALES                            32,339                                                37,862

INCOME FROM OPERATIONS
  AS A % OF SALES                                                      (4.2)                                                 11.3

*of which:
Mainstream CE                     8,807              (250)             (250)            9,425               183               183
Consumer
Communications                    1,264              (421)             (421)            2,229                 2                 1
Digital Networks                    771              (328)             (329)            1,213               (85)              (85)
Licenses                            391               351               351               410               311               311
                            -----------       -----------       -----------       -----------        ----------        ----------
Consumer Electronics             11,233              (648)             (649)           13,277               411               410

                                                                                                       PHILIPS QUARTERLY STATISTICS

                           all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

                                                                            2000                                               2001
                                 ----------------------------------------------- --------------------------------------------------
                                 1ST QUARTER 2ND QUARTER 3RD QUARTER 4TH QUARTER 1ST QUARTER  2ND QUARTER  3RD QUARTER  4TH QUARTER
                                 ----------- ----------- ----------- ----------- -----------  -----------  -----------  -----------

Sales                                  8,329       9,155       9,371      11,007       8,208        7,682        7,187        9,262
  % increase                              22          25          21          15          (1)         (16)         (23)         (16)

Income (loss) from operations
  before amortization goodwill/
  intangibles                            716         779       1,016       2,112         412         (668)        (364)        (274)
  as % of sales                          8.6         8.5        10.8        19.2         5.0         (8.7)        (5.1)        (3.0)
  % increase                              26          98         148         256         (42)          --           --           --

Income (loss) from operations            663         724         945       1,949         332         (745)        (516)        (442)
  as % of sales                          8.0         7.9        10.1        17.7         4.0         (9.7)        (7.2)        (4.8)
  % increase                              21         127         168         267         (50)          --           --           --

Net income (loss)                      1,140       3,604       2,066       2,792         106         (770)        (799)      (1,141)
  % increase                             143       1,230         455         306         (91)          --           --           --
  per common share in euros             0.86        2.71        1.58        2.16        0.08        (0.60)       (0.62)       (0.90)


                                  JANUARY-   JANUARY-   JANUARY-   JANUARY-   JANUARY-    JANUARY-     JANUARY-     JANUARY-
                                     MARCH       JUNE  SEPTEMBER   DECEMBER      MARCH        JUNE    SEPTEMBER     DECEMBER
                                  --------   --------   --------   --------   --------    --------     --------     --------

Sales                                8,329     17,484     26,855     37,862      8,208      15,890       23,077       32,339
  % increase                            22         24         23         20         (1)         (9)         (14)         (15)

Income (loss) from operations
  before amortization goodwill/
  intangibles                          716      1,495      2,511      4,623        412        (256)        (620)        (894)
  as % of sales                        8.6        8.6        9.4       12.2        5.0        (1.6)        (2.7)        (2.8)
  % increase                            26         55         83        135        (42)         --           --           --

Income (loss) from operations          663      1,387      2,332      4,281        332        (413)        (929)      (1,371)
  as % of sales                        8.0        7.9        8.7       11.3        4.0        (2.6)        (4.0)        (4.2)
  % increase                            21         60         91        144        (50)         --           --           --
  as a % of net operating
  capital (RONA)                      25.1       25.3       27.4       35.7       11.5        (6.5)        (9.2)        (9.1)

Net income (loss)                    1,140      4,744      6,810      9,602        106        (664)      (1,463)      (2,604)
  % increase                           143        541        512        434        (91)         --           --           --
  as a % of stockholders'
  equity (ROE)                        31.2       62.1       56.5       53.5        2.5        (7.4)       (10.5)       (12.8)
  per common share in euros           0.86       3.57       5.15       7.31       0.08       (0.52)       (1.14)       (2.04)


                                                         PERIOD ENDING 2000                               PERIOD ENDING 2001
                                 ------------------------------------------   ----------------------------------------------
Inventories as % of sales             14.5       14.7       15.8       13.9       15.6        16.0         14.9         13.3
Average collection period
  of trade receivables
  in months' sales                     1.6        1.6        1.6        1.5        1.6         1.7          1.7          1.5
Net debt : group equity ratio         4:96          *       8:92      12:88      17:83       20:80        26:74        27:73

Total employees (in thousands)         229        232        239        219        219         212          192          189

* NOT MEANINGFUL: NET CASH EXCEEDED THE DEBT LEVEL.




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